Viceroy Exploration Ltd.	News Release #2004.19

TSX Venture Exchange: VYE
OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212 www.viceroyexploration.com

News Release

Vancouver, British Columbia, October 21, 2004 - Viceroy Exploration Ltd. (the "Company") advises that, further to the recent appointment of a new director, 200,000 stock options have been granted, pursuant to the Company’s Stock Option Plan and subject to all necessary approvals, to said director at an exercise price of $2.25 expiring October 21, 2009.

For further information please contact:

Christine Black
Corporate Communications
604-669-4777

TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.